Michelle L. Basil Direct Line: (617) 439-2477 Fax: (617) 310-9477 E-mail: mbasil@nutter.com

November 10, 2014

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tiffany Piland Posil

Special Counsel - Office of Mergers and Acquisitions

Re:	Ekso Bionics Holdings, Inc.

Schedule TO-I

Filed October 23, 2014

File No. 005-88365

Ladies and Gentlemen:

On behalf of our client, Ekso Bionics Holdings, Inc. (the “Company”), set forth below is the response of the Company to the comments of the staff of the Securities and Exchange Commission (the “Commission”) provided by a letter dated November 3, 2014. The comment letter relates to the Company’s Tender Offer Statement on Schedule TO, File No. 005-88365 (the “Schedule TO”), filed by the Company with the Commission on October 23, 2014.

For your convenience, each staff comment is presented below in italics, with the Company’s response immediately following in regular type. Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Schedule TO. We have also filed with the Commission Amendment No. 1 to the Schedule TO (the “Amended Schedule TO”).

Item 10. Financial Statements, page 2

1.           Please be mindful of the requirement to file an amendment to the Schedule TO to update your financial statements prior to the expiration of the offer to include information through the interim period ended September 30, 2014.

Nutter McClennen & Fish LLP ■ Attorneys at Law

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Securities and Exchange Commission

Division of Corporation Finance

November 10, 2014

Respectfully, the Company does not find a requirement in the Securities Exchange Act of 1934 (the “Exchange Act”) or rules promulgated thereunder to amend its Schedule TO to include interim financial statements filed after the filing of the Schedule TO. Nevertheless, in response to the Staff’s comment, upon the filing of the Company’s Form 10-Q for the interim period ended September 30, 2014 (the “Form 10-Q”) on or about November 12, 2014, the Company will further amend the Amended Schedule TO to incorporate the third quarter 2014 financial statements into Item 10 of the Schedule TO and to file the Form 10-Q as an exhibit to the Amended Schedule TO. The Company also will mail a copy of the Form 10-Q to the holders of Original Warrants together with a supplemental information letter, the form of which is filed as Exhibit (a)(1)(G) to the Amended Schedule TO (the “Supplemental Letter”).

2.           Please include all required financial information as specified in Item 10 of Schedule TO and corresponding Item 1010 of Regulation M-A. In this regard, it does not appear that Item 1010(a)(3) has been included. Please revise or advise.

In response to the Staff’s comment, the Company will revise the Schedule TO to include the financial information specified in Item 1010(a)(3).

Exhibit (a)(1)(B) - Offer to Amend and Exercise

General

3.           We note that the offer to amend and exercise is set to expire at 5:00 p.m. Pacific Time on November 20, 2014. Accordingly, the offer is open for less than 20 full business days due to the 8:00 p.m. Eastern Time expiration instead of an expiration time of midnight Eastern Time on the twentieth business day following commencement. Refer to Exchange Act Rule 13e-4(a)(3). Please revise throughout your document as necessary, so that the offer will be open at least through midnight Eastern Time on the twentieth business day.

In response to the Staff’s comment, the Company will revise the Schedule TO to provide that all references to the Expiration Date of the Offer to Amend and Exercise in the Schedule TO and exhibits thereto means 9:00 p.m. Pacific Time (midnight Eastern Time) on November 20, 2014, which change will also be identified in the Supplemental Letter mailed to Original Warrant holders.

Section 6. Conditions to the Offer to Amend and Exercise, page 31

4.           We note that a condition to the offer is the completion of the Accredited Investor Questionnaire by the holders of Original Warrants. It appears, therefore, that the offer is limited to persons who are accredited investors. Please provide an analysis as to how limiting the offer to persons who are accredited investors complies with Exchange Act Rule 13e-4(f)(8)(i), which requires that the offer be open to all security holders.

Securities and Exchange Commission

Division of Corporation Finance

November 10, 2014

The Company issued the Original Warrants in private placement transactions, the closings of which occurred on January 15, 2014, January 29, 2014 and February 6, 2014, in reliance on the exemption from registration provided by Rule 506(b) of Regulation D under the Securities Act of 1933 (the “Securities Act”) inasmuch as these previous private placement transactions occurred without any form of general solicitation or general advertising. The holders of the Original Warrants previously represented to the Company that they were “accredited investors” in connection with the transactions in which such holders acquired the Original Warrants. As such, the Company anticipates that the holders of the Original Warrants will continue to qualify as accredited investors, unless their status has changed since their prior transactions with the Company in early 2014.

As discussed in response to Comment 6 below, the Company intends to rely on Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder and will continue to require the holders of the Original Warrants to complete an accredited investor questionnaire, although the holders will not be required to be accredited investors in order to participate in the Offer to Amend and Exercise. The Company and its legal counsel will review accredited investor questionnaires as they are received through the Expiration Date. In the event that the Company receives a completed accredited investor questionnaire from any holder of Original Warrants that desires to participate in the Offer to Amend and Exercise indicating that such holder is no longer an accredited investor, the Company will, prior to the Expiration Date, extend the Expiration Date of the Offer to Amend and Exercise and file as part of a subsequent amendment to its Schedule TO and distribute to all holders of Original Warrants supplemental disclosure which includes all of the information required by Rule 502 of Regulation D. In such a circumstance the Company will further extend the Expiration Date of the Offer to Amend and Exercise to the extent required under the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules promulgated thereunder. See our response to Comment 9 regarding our procedures for extending the Expiration Date of the Offer to Amend and Exercise.

5.           We note your statement that the company “will not accept any Election to Consent, Participate and Exercise Warrant from or on behalf of any Original Warrant holders if the Company determines that a valid securities exemption is not available under the Securities Act.” This statement suggests that the offer is limited to holders of Original Warrants who are accredited investors. However, it is possible that the current holders of Original Warrants may not consist entirely of accredited investors. Please revise the offer document and accompanying transmittal materials to clarify that the offer is not limited to accredited investors or advise consistent with our prior comment.

In response to the Staff’s comment, the Company will revise the Schedule TO to clarify that while the Company requires that holders of Original Warrants complete an accredited investor questionnaire, holders of Original Warrants will not be required to be accredited investors in order to participate in the Offer to Amend and Exercise. This also will be clarified in the Supplemental Letter mailed to Original Warrant holders.

Securities and Exchange Commission

Division of Corporation Finance

November 10, 2014

The Amended Schedule TO will also provide that, in the event that the Company receives a completed accredited investor questionnaire from any holder of Original Warrants that desires to participate in the Offer to Amend and Exercise indicating that such holder is no longer an accredited investor, the Company will, prior to the Expiration Date (as the same may be extended by the Company in accordance with the Exchange Act and the rules promulgated thereunder), file as part of a subsequent amendment to its Schedule TO and distribute to all holders of Original Warrants supplemental disclosure which includes all of the information required by Rule 502 of Regulation D. In such a circumstance, the Company will extend the Expiration Date of the Offer to Amend and Exercise to the extent required under the Exchange Act and the rules promulgated thereunder. See our response to Comment 9 regarding our procedures for extending the Expiration Date of the Offer to Amend and Exercise.

6.           Assuming the offer is open to all holders as required by Rule 13e-4(f)(8)(i), please advise us of the exemption from registration upon which you are relying and indicate how you intend to comply with the provisions of any such exemption.

The Company intends to rely on Section 4(a)(2) of the Securities Act, and Rule 506(b) promulgated thereunder, as an exemption for its offer to amend the Original Warrants. The Company has implemented the Offer to Amend and Exercise without any form of general solicitation or general advertising. Additionally, as provided in the Schedule TO, the Company will continue to require the holders of Original Warrants to complete an accredited investor questionnaire, although the holders will not be required to be an accredited investor in order to participate in the Offer to Amend and Exercise.

The Company and its legal counsel will review accredited investor questionnaires as they are received through the Expiration Date. As provided in response to Comments 4 and 5 above, in the event that the Company receives a completed accredited investor questionnaire from any holder of Original Warrants that desires to participate in the Offer to Amend and Exercise indicating that such holder is no longer an accredited investor, the Company will, prior to the Expiration Date, file as part of a subsequent amendment to its Schedule TO and distribute to all holders of Original Warrants supplemental disclosure which includes all of the information required by Rule 502 of Regulation D, thereby satisfying the requirements of Rule 506(b) in the event any of the eligible warrant holders have ceased to be accredited investors within the meaning of Rule 501 under Regulation D. In the event that the Company distributes such supplemental disclosure it will extend the Expiration Date of the Offer to Amend and Exercise to the extent required under the Exchange Act and the rules promulgated thereunder. See our response to Comment 9 regarding our procedures for extending the Expiration Date of the Offer to Amend and Exercise.

As stated above, based on their prior representations, the Company anticipates that each of the holders of the Original Warrants are accredited investors, and that the Offer to Amended and Exercise will qualify for an exemption from registration under Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder.

7.           Please supplementally advise us of whether the composition of warrant holders (number and accredited status) is approximately the same as at the time of the original issuance and if not, how the composition of warrant holders has changed.

Securities and Exchange Commission

Division of Corporation Finance

November 10, 2014

The composition of holders of Original Warrants in terms of numbers is approximately the same as at the time of the original issuance. Specifically, of the 210 unique holders of Original Warrants, all of whom previously represented to the Company that they were “accredited investors” in connection with the 2014 transactions in which such holders acquired the Original Warrants, five holders of Original Warrants have transferred their Original Warrants in private transactions as of the date of this letter, and several of the transferees in such private transactions were affiliates of the transferring holders. Based on their representations of accredited investor status within the last year, the Company anticipates that each holder of Original Warrants remains an accredited investor.

8.           We note your disclosure that “we are not making this Offer to Amend and Exercise to, nor will we accept any Election to Consent, Participate and Exercise Warrant from or on behalf of, Original Warrant holders in any jurisdiction in which the Offer to Amend and Exercise or the exercise of the Amended Warrants would not be in compliance with the laws of such jurisdiction.” Please explain to us how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i). If the company is attempting to rely on Exchange Act Rule 13e-4(f)(9)(ii), we note that Rule 13e-4(f)(9)(ii) is restricted to state law, and that the disclosure does not appear to track the language of that rule. For guidance, refer to Exchange Act Release No. 34-58597, Section II.G.1 (September 19, 2008).

The Company hereby confirms that by “any jurisdiction” it is referring to restrictions under state law as provided under Rule 13e-4(f)(9)(ii). The Company has revised the Schedule TO accordingly.

Section 7. Extension of Offer to Amend and Exercise Period, page 31

9.           Please disclose how the offer could be extended as required by Item 1004(a)(1)(v) of Regulation M-A. In that regard, please address the timing of any notice of an extension. Refer to Exchange Act Rule 14e-1(d).

In response to the Staff’s comment, the Company will revise the Schedule TO to specify the timing of any notice of an extension consistent with Exchange Act Rule 14d-1(d), which information will also be included in the Supplemental Letter mailed to Original Warrant holders.

* * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Schedule TO, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at 617-439-2477 if you have any question relating to the Schedule TO or this letter.

Securities and Exchange Commission

Division of Corporation Finance

November 10, 2014

Sincerely,

/s/ Michelle L. Basil

Michelle L. Basil

cc:	Securities and Exchange Commission
Mellissa Campbell Duru, Special Counsel

Ekso Bionics Holdings, Inc.
Nathan Harding
Max Scheder-Bieschin

Nutter, McClennen & Fish, LLP
Thomas V. Powers